United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: UnitedHealth Group, Inc.

Name of persons relying on exemption: The Educational Foundation of America and Planned Parenthood Federation of America

Address of persons relying on exemption: 4801 Hampden Lane, Suite 106, Bethesda MD 20814

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Shareholders of UnitedHealth Group, Inc.
RE:	Item No. 4 (“Shareholder Proposal Requiring a Political Contributions Congruency Report”)
DATE:	May 28, 2024
CONTACT:	Shelley Alpern, Rhia Ventures at Corporate.Engagement<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the co-filers are not able to vote your proxies, nor does this communication contemplate such an event. The co-filers urge shareholders to vote for Item No. 4 following the instructions provided on management's proxy mailing.

The Educational Foundation of America and Planned Parenthood Federation of America urge shareholders to vote YES on Item No. 4 on the 2024 proxy ballot of UnitedHealth Group, Inc. (“UHG” or the “Company”). The Resolved clause states:

Shareholders request the Board annually publish a report, at reasonable expense, analyzing the congruence of UnitedHealth’s political and electioneering expenditures during the preceding year against its publicly stated company values and policies. The report should state whether UnitedHealth has made, or plans to make, changes in contributions or communications as a result of identified incongruencies.

The full text of the proposal is appended at the end of this document.

About the Co-Filers

The Educational Foundation of America (“EFA”) and Planned Parenthood Federation of America (“PPFA”) are long-term shareholders in Alphabet and the proponents of this proposal. EFA is a private family foundation supporting creative initiatives working toward sustainability, justice, and equity through grant making and impact investing. EFA supports nonprofit organizations working in the arts, the environment, democracy, and reproductive health and justice.

PPFA works to protect and expand access to sexual and reproductive health care and education, as well as provide support to its member affiliates, which are separately incorporated public charities that collectively operate nearly 600 Planned Parenthood health centers across the U.S. Through its support of affiliate health centers - which serve all patients with care and compassion, with respect, and without judgment - as well as its education and advocacy work, PPFA strives to ensure equitable access to health care, and to maintain its status as a trusted source of reliable education and information that allows people to make informed health decisions.

Summary

We urge you to cast a YES vote in support of this proposal. We support this proposal because UHG political spending practices are contradicting its efforts and high aspirations in corporate responsibility, ultimately jeopardizing its business interests. The proposed report aims to formalize increased transparency and accountability in the Company's political spending procedures.

Our proposal discusses several important areas where UHG has been supporting politicians and political organizations whose priorities conflict with UHG’s organizational objectives. The examples chosen are not exhaustive. Investors would be well served by a greater accounting of why the Company chooses to donate money to candidates and organizations advocating for policies that harm its operational and sustainability objectives and jeopardize UHG’s reputation and brand in addition its organizational goals.

The Supreme Court has interpreted the constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. In our deeply divided and highly volatile political environment, shareholders must insist upon a more responsible and coherent political spending strategy.

In the pages below, we will argue the following points in favor of the proposal.

1.	UHG’s political contributions appear to be incongruent with its stated values and business interests.
2.	Reporting on corporate political spending and values congruency is becoming a best practice across industries.
3.	Current disclosures do not address the concerns raised in the shareholder proposal.

4.	Satisfying the proposal would increase transparency without compromising Home Depot’s commitment to bipartisan participation in the political process.
5.	UHG has failed to address reputational risks associated with misaligned political spending.

Investors should be aware UHG’s opposition statement contains an accurate but misleading statistic that exaggerates the level of decline in shareholder for this proposal from 2022 to 2023. While the absolute number of votes cast did indeed drop by 25%, the overall percent of votes cast in favor of the proposal declined by a difference of 10% year over year, roughly the same level of decline for ESG proposals across the board in that timeframe.

1.	UHG’s political contributions appear to be incongruent with its stated values and business interests

Health Care Policy

In its opposition statement to this proposal, UHG states that it grounds its political contributions in three core public policy priorities: achieving universal coverage, improving health care and actionable policy solutions. The Company’s document “A Path Forward” also lists as priorities improving health care affordability, enhancing the health care experience, and driving better outcomes.1

Yet, between 2017 and 2023, UHG contributed nearly $320,000 to the organization leading efforts to strike down the Affordable Care Act (ACA), the Republican Attorney Generals Association.2

In its first ten years, the ACA expanded health care coverage to 20 million Americans,3 growing UHG’s business.

UHG has also been supporting politicians working to undermine access to reproductive health care. Most UHG plans offer group clients to insure abortion where it is legal to do so. But based on publicly available records, we estimate that in the 2020 and 2022 two election cycles, the company and its employee PAC donated at least $5.3 million to politicians and political organizations working to weaken abortion access.4 For example, this sum includes:

•	Approximately $125,000 to legislators who voted for Texas SB 8[5], which made it illegal to insure in-state abortions beyond 6 weeks of pregnancy, in the 2020 and 2022 election cycles, and through 2023.
•	A $1,000 contribution to a state lawmaker who recently co-sponsored a bill to punish abortion with the death penalty.[6]

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1 https://www.unitedhealthgroup.com/newsroom/research-reports/the-path-forward.html

2 https://www.unitedhealthgroup.com/people-and-businesses/standards.html

3 https://www.americanprogress.org/article/10-ways-aca-improved-health-care-past-decade/

4 Data analysis was prepared for the proponent by Sustainable Investments Institute.

5 Id., and research conducted by Rhia Ventures.

6 https://www.unitedhealthgroup.com/people-and-businesses/standards.html

At least 80% ($1.2 million) of UHG’s contributions in the South went to anti-abortion politicians in the 2020-22 election cycles.7

Democratic Values

Following the January 6, 2021 attack on the Capitol, UHG said it would pause political donations to federal candidates “to ensure they continue to align with our company’s values.”8 The pause didn’t last, despite the fact that none of these politicians have renounced their actions on that day. According to our research, UHG has contributed at least $250,000 to members of the House who denied election certification on January 6.

Environmental Sustainability and Climate Change

UnitedHealth has stated:

A healthy planet is the foundation for a healthy society, down to the water we drink and the air we breathe. We have the opportunity to contribute to a stable climate and improve planetary health while building a better health care system for future generations. Recognizing the risks climate change poses to human health, we are committed to setting net-zero science-based emission reduction targets through the Science Based Targets initiative (SBTi) to ensure our actions are based on current climate science.9

Still, the Company is a member of the U.S. Chamber of Commerce, a powerful opponent of climate regulations that promotes regulatory frameworks that would slow the transition towards a lower-carbon economy.

As reported by the Change the Chamber Coalition, the Chamber of Commerce has been actively working to support fossil fuel companies and undermine efforts to shift to a less carbon intensive economy. Actions in 2021 included: issuing statements and amicus briefs in support of fossil fuel infrastructure developments, co-hosting press calls with the American Petroleum Institute to call for drilling on federal lands and seeking to delay action from the Securities and Exchange Commission in its intention to develop reporting requirements related to climate change.10

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7 https://siinstitute.org/reports.html (the data covers the 2020 to 2022 election cycle as of mid-2022)

8 https://bit.ly/3MCpGQI

9 https://sustainability.uhg.com/environmental-health/net-zero-operations.html

10 https://bit.ly/3FsKCWa

In 2022, the Chamber continued to undermine climate change advocacy efforts. InfluenceMap, a think tank that monitors corporate climate lobbying, found that in 2022, 25 out of 39 policy positions the Chamber took on climate policy last year were negative.11 The Chamber has continued to oppose legislative and regulatory attempts at climate regulation, including the Inflation Reduction Act. InfluenceMap explained that “there has been no material improvement in the US Chamber’s climate change lobbying over the past 5 years, despite an evolution in the group’s high-level PR messaging around climate.”12

Other companies have taken action to address incongruences between the Chamber’s views and their own. For example, after the Chamber filed a lawsuit against the Environmental Protection Agency (EPA) for its ruling on regulating greenhouse gas emissions, Nike Inc. stepped away from its membership, stating that it “fundamentally disagrees with the U.S. Chamber of Commerce on the issue of climate change and their recent action challenging the Environmental Protection Agency is inconsistent with our view that climate change is an issue in need of urgent action.”13 Over 100 companies have quit the Chamber of Commerce as a result of its climate change position.

Further, a Bloomberg analysis found that between 2018 and 2020, for every dollar UHG contributed to climate-friendly members of Congress, it donated $1.67 to members characterized as “ardent obstructionists” of proactive climate policy.14

Anti-LGBTQ Policy

UHG boasts a perfect score on the Corporate Equality Index, which rates companies on LGBTQ workplace policies. The 2021 Sustainability Report lists examples of “partnering with organizations that support LGBTQ+ equality” among the Company’s diversity, equity and inclusion initiatives.

Yet the Company has been a top supporter of attorney generals seeking to revoke LGBTQ civil rights. For example, UHG was a top donor to former Arizona Attorney General Mark Brnovich, a staunch proponent of the state’s gay marriage ban. It was also a top donor to Georgia Attorney General Chris Carr, a supporter of former President Trump’s “religious freedom” rules that permitted government-sanctioned discrimination of LGBTQ individuals.15

These donations conflict with UnitedHealth Group’s aspirations to provide a supportive environment for its LGBTQ employees.

2.	Reporting on corporate political spending and values congruency is becoming a best practice across industries

In an era where transparency and accountability are paramount in fostering trust between corporations and their stakeholders, comprehensive corporate reporting on the alignment between political activities and spending is emerging as a best practice. By gaining insights into a company's engagement in the political process, investors can make more informed decisions, assessing potential risks and opportunities with greater clarity.

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11 https://politi.co/3MGNdjA

12 https://bit.ly/3EbL9va

13 https://cbsn.ws/3snU08i

14 https://www.bloomberg.com/graphics/2020-election-company-campaign-finance-climate-change/

15 https://bit.ly/3oyKYXu

In 2023, AT&T, which ranks in the top 1% of the nation's corporate political spenders,16 published its first periodic “Political Congruency Report” in response to a shareholder resolution calling for such disclosure. The report identifies key legislation to AT&T's political and corporate sustainability priorities, spanning tax policies to issues impacting its workforce. Through aggregate metrics, the report evaluates the alignment of voting behaviors of political contribution recipients with the company's priorities, offering insights into the congruence between political contributions and corporate priorities. AT&T notes that the report “helps [it] assess the congruency of votes made by recipients of political contributions from AT&T and from AT&T’s Employee PACs with [its] Political and Corporate Sustainability Priorities.”17

The Cigna Group, which ranks in the top 1% of political contributors, similarly committed to expanding its political spending reporting to include metrics that illuminate and track congruency between its donations and the company’s stated business priorities. The new data will be reported annually, beginning in 2024.18 In its first disclosures of this nature, Cigna not only published metrics reflecting aggregated policy issue alignment for candidates and political organizations, but also provided a policy responding to persistent misalignment (which Pfizer has not articulated) with respect to political contributions: “Candidates or political organizations that received PAC or corporate contributions and are rated as misaligned for three or more business policy priorities over two or more legislative terms will be subject to additional review to determine if any action(s) should be taken, including ceasing future contribution.”19 UHG’s policies fail to stipulate any consequences for sustained misalignment.

Relatedly, several companies have released reports delving into the incongruity between their policy endeavors, operational strategies, and expenditures on lobbying and trade association affiliations. Notably, some firms committed to combating climate change have undertaken “industry association reviews,” systematically evaluating the extent to which their involvement in specific trade associations aligns with their climate objectives. These reviews not only outline the alignment status – whether fully, partially, or misaligned – but also elucidate the methodologies employed by the companies and their protocols for rectifying any misalignment. If UHG has conducted any such review, it has not been transparent about its methodology, results, or subsequent outcomes.

3.	Current disclosures do not address the concerns raised in the shareholder proposal.

As the above examples make clear, UHG’s current disclosures reveal a pattern of political spending which continuously compromises important elements of the company’s professed operational and sustainability priorities.

In a 2021 speech, then-acting SEC Allison Herren Lee Chair reaffirmed the salience of political spending disclosure to investment decision-making:

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16 https://www.opensecrets.org/orgs/at-t-inc/summary?id=d000000076

17 https://tinyurl.com/22a254sk

18 https://tinyurl.com/4445px2h

19 https://www.thecignagroup.com/static/www-thecignagroup-com/docs/annual-political-contributions-2023.pdf

[P]olitical spending disclosure is inextricably linked to ESG issues. Consider for instance research showing that many companies that have made carbon neutral pledges, or otherwise state they support climate-friendly initiatives, have donated substantial sums to candidates with climate voting records inconsistent with such assertions. Consider also companies that made noteworthy pledges to alter their political spending practices in response to racial justice protests, and whether, without political spending disclosure requirements, investors can adequately test these claims, or would have held corporate managers accountable for those risks before they materialized. Political spending disclosure is key to any discussion of sustainability.20

Inconsistency can pose risk to corporate reputation, brand, and market share by leaving companies vulnerable to charges of hypocrisy or indifference to their impacts on communities, employees, and the environment. While intangible, reputation matters. A survey of 2,200 global executives worldwide in 2021 found that, on average, global executives attribute 63% of their company’s market value to their company’s overall reputation.21

Investor demand for misalignment accountability is on the rise. More than 30 “values congruency” proposals were filed at companies in 2023. Greater action on misalignment has been endorsed by the Center for Political Accountability, the Erb [Institute] Principles for Corporate Political Responsibility (affiliated with the University of Michigan), and Leadership Now.22

4.	Satisfying the proposal would increase transparency without compromising UHG’s commitment to bipartisan participation in the political process.

In its opposition statement, UHG acknowledges that it “might not agree with every position taken by each recipient of a political contribution.” We agree that full alignment is neither possible nor practical, and that is not the aim of the proposal. It does not call for UHG to cease bipartisan spending nor does it call on the Company to attribute misalignment on a candidate-specific basis.

Rather, the requested report should to demonstrate to shareholders that the question of values alignment is thoughtfully balanced against the pressures of short-term political expediency. It presents an opportunity for the Company to elucidate if, when, and how it engages with lawmakers when values and priorities come into conflict, akin to its engagement on other business-critical issues.

5.	UHG has failed to address reputational risks associated with misaligned political spending.

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20 https://bit.ly/3vXEH6D

21 https://bit.ly/3rabGRw

22 See https://www.politicalaccountability.net/wp-content/uploads/2022/06/CPA-Zicklin-Model-Code-of-Conduct-for-Corporate-Political-Spending.pdf; https://erb.umich.edu/wp-content/uploads/2023/03/Erb-Principles-for-CPR_v1_0.pdf; and ps://storymaps.com/collections/1fb98dd367694914a3b0801110bd2234?item=5.

In today's landscape, inconsistency in political activity poses a reputational risk. As a 2020 survey of 2,200 global executives worldwide found, “[c]orporate reputation is an invaluable asset with appreciable impact on a company’s bottom line. On average, global executives attribute 63% of their company’s market value to their company’s overall reputation.”23

UHG has repeatedly received negative press attention for political contributions perceived to be in conflict with the Company’s values, including the following stories:

•	“Congressman urging Texas to ignore the Supreme Court is backed by major law firms” (Popular Information, 1.31.24)
•	“These 25 rainbow flag-waiving corporations donated $13.5 million to anti-gay politicians since 2022” (Popular Information, 6.5.23)
•	“U.S. businesses say one thing on climate change, but their campaign giving says another” (Bloomberg, 10.23.20)
•	“Texas Republican Party has gone off the rails. Corporate America is along for the ride” (Popular Info, 1.27.21)
•	“GOP election objectors rake in corporate cash” (The Hill, 12.14.21), and
•	“Minnesota's biggest companies open their wallets to political candidates, and risk” (Minneapolis Star Tribune, 10.24.20).

Conclusion

The examples above illustrate why we believe UHG is doing a disservice to its shareholders and broader stakeholders by failing to align its political expenditures with its policies and values. The list is not exhaustive.

The Supreme Court has interpreted the constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. In our deeply divided and highly volatile political environment, shareholders must insist upon a more responsible and coherent political spending strategy. UHG’s reputation could be at risk, regardless of disclaimers asserting that contributions do not imply an endorsement of all of the recipients’ views.

In sum, preparing the requested report will help ensure that UHG does more to monitor its political expenditures so that they do not erode shareholder value by diminishing the Company’s reputation, consumer loyalty, employee support and morale, brand, values, and corporate responsibility initiatives.

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23 https://cms.webershandwick.com/wp-content/uploads/2023/02/The-State-of-Corporate-Reputation-in-2020_executive-summary_FINAL.pdf

Vote “Yes” on this Item No. 4.

For questions, please contact us at Corporate.Engagement<at>rhiaventures.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO TARA HEALTH FOUNDATION. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

Political Expenditures Misalignment with Company Values

WHEREAS: Public data collected by OpenSecrets.org show that UnitedHealth Group (“UnitedHealth”) and its employee PAC rank in the top 1% of political donors.24

As long-term shareholders of UnitedHealth, we support transparency and accountability in corporate electoral spending. Informed disclosure is in the best interest of the company and its shareholders. As the Supreme Court recognized in its 2010 Citizens United decision, such transparency “permits citizens and shareholders to react to the speech of corporate entities in a proper way” and “enables the electorate to make informed decisions and give proper weight to different speakers and messages.”

Greater political spending transparency is associated with increased investment levels, both domestic and foreign, and decreased investment volatility.25 Increased institutional investment, increased analyst following, and decreased analyst forecast error and forecast dispersion are all positively correlated with greater transparency.26

UnitedHealth publicly discloses a policy on corporate political spending and its direct contributions to candidates, parties, and committees. However, greater transparency is warranted because our company does not disclose information regarding misalignment between its political spending and the company’s publicly stated values and vision as articulated in its Sustainability Report and related ESG disclosures. Investors are unable to determine if UnitedHealth is directing its political expenditures in a way that is consistent with company values and interests and mitigates reputation risk.

To minimize values misalignment and reputation and brand risk, UnitedHealth should establish clear policies and reporting on such misalignment.

RESOLVED: Shareholders request the Board annually publish a report, at reasonable expense, analyzing the congruence of UnitedHealth’s political and electioneering expenditures during the preceding year against its publicly stated company values and policies. The report should state whether UnitedHealth has made, or plans to make, changes in contributions or communications as a result of identified incongruencies.

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24 https://www.opensecrets.org/orgs/unitedhealth-group/summary?id=D000000348

25 https://doi.org/10.1016/j.jcorpfin.2018.08.014

26 https://www.sciencedirect.com/science/article/abs/pii/S0929119918301135

SUPPORTING STATEMENT: Proponents recommend, at management discretion, that UnitedHealth include in its analysis metrics that illuminate the degree to which political contributions align with stated values and policy priorities year over year, and present such metrics in the aggregate. Proponents further recommend that the report also contain management’s analysis of risks to our company’s brand, reputation, or shareholder value of political spending, including expenditures for electioneering communications, that conflict with publicly stated company values. “Expenditures for electioneering communications” means spending, from the corporate treasury and from its PACs, during the year, directly or through third parties, in printed, internet, or broadcast communications, which are reasonably susceptible to interpretation as being in support of or in opposition to a specific candidate.

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* Please be advised that the shareholder proposal title (“Political Expenditures Misalignment with Company Values”) is part of the proposal and word count pursuant to SEC Rule 14a-8(d), and, as is written herein, shall be included with the proposal in UnitedHealth’s final proxy statement.